UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                   ElderTrust
                                   ----------
                                (Name of Issuer)

                         Shares of Beneficial Interest,
                            $.01 Par Value Per Share
                            ------------------------
                         (Title of Class of Securities)

                                    284560109
                                    ---------
                      (CUSIP Number of Class of Securities)

                            North Star Partners, L.P.
                               181 Post Road West
                               Westport, CT 06880
                         Attention: Mr. Andrew R. Jones
                         ------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                February 5, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box    |X|

                         (continued on following pages)


                              (Page 1 of 7 Pages)

CUSIP No. 284560109                     13D                   Page 2 of 7 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            North Star Partners, L.P.
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 133863788

--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [ ]
                                                              (b)   |X|

--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC (SEE ITEM 3)

--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                          [   ]

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

--------------------------------------------------------------------------------
            NUMBER OF                 7.       SOLE VOTING POWER
             SHARES                            -0- (See Item 5)
                             ---------------------------------------------------
          BENEFICIALLY                8.       SHARED VOTING POWER
            OWNED BY                           -0- (See Item 5)
                             ---------------------------------------------------
         EACH REPORTING               9.       SOLE DISPOSITIVE POWER
             PERSON                            -0- (See Item 5)
                             ---------------------------------------------------
              WITH                   10.       SHARED DISPOSITIVE POWER
                                               -0- (See Item 5)

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0- (See Item 5)

--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                     [   ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            -0-% (See Item 5)

--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN


                              (Page 2 of 7 Pages)

--------------------------------------------------------------------------------
CUSIP No. 284560109                     13D                   Page 3 of 7 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            NS Advisors, LLC
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 030439233

--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [ ]
                                                              (b)   |X|

--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC (SEE ITEM 3)

--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                              [   ]

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            CONNECTICUT

--------------------------------------------------------------------------------
            NUMBER OF                 7.       SOLE VOTING POWER
             SHARES                            -0- (See Item 5)
                             ---------------------------------------------------
          BENEFICIALLY                8.       SHARED VOTING POWER
            OWNED BY                           -0- (See Item 5)
                             ---------------------------------------------------
         EACH REPORTING               9.       SOLE DISPOSITIVE POWER
             PERSON                            -0- (See Item 5)
                             ---------------------------------------------------
              WITH                   10.       SHARED DISPOSITIVE POWER
                                               -0- (See Item 5)

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0- (See Item 5)

--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                     [   ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            -0-% (See Item 5)

--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            OO


                               (Page 3 of 7 Pages)

--------------------------------------------------------------------------------
CUSIP No. 284560109                     13D                   Page 4 of 7 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            Andrew R. Jones
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:

--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [ ]
                                                              (b)   |X|

--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            PF (SEE ITEM 3)

--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                          [   ]

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
            NUMBER OF                 7.       SOLE VOTING POWER
             SHARES                            -0- (See Item 5)
                             ---------------------------------------------------
          BENEFICIALLY                8.       SHARED VOTING POWER
            OWNED BY                           -0- (See Item 5)
                             ---------------------------------------------------
         EACH REPORTING               9.       SOLE DISPOSITIVE POWER
             PERSON                            -0- (See Item 5)
                             ---------------------------------------------------
              WITH                   10.       SHARED DISPOSITIVE POWER
                                               -0- (See Item 5)

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0- (See Item 5)

--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                     [   ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            -0-% (See Item 5)

--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            IN


                               (Page 4 of 7 Pages)

         This Amendment No. 1 to the Statement of Beneficial Ownership on
Schedule 13D (this "Amendment No. 1") is being filed to amend the Statement of Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission on August 26, 2003 (the "Schedule 13D") by North Star Partners, L.P. (the "Partnership"), NS Advisors, LLC (the "LLC") and Andrew R. Jones ("Mr. Jones") (collectively, the "Filers"). Each of this Amendment No. 1 and the
Schedule 13D are with respect to common shares of beneficial interest, $.01 par value per share, of ElderTrust, a Maryland real estate investment trust with its principal executive offices located at 2711 Centerville Road, Suite 108, Wilmington, Delaware 19808 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The response to Item 3 is hereby supplemented and amended by adding thereto the following:

This Amendment No. 1 relates only to the consummation of a merger transaction on February 5, 2004, whereby Ventas Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Ventas, Inc., a publicly-traded Delaware corporation, merged with and into the Issuer, in consideration of cash in the amount of $12.50 per share of Common Stock (the "Merger"). The source and amount of funds initially expended by the Filers to acquire Common Stock was previously reported in the Schedule 13D.

ITEM 4. PURPOSES OF TRANSACTION.

         The response to Item 4 is hereby supplemented and amended by adding thereto the following:

On February 3, 2004, at a special meeting of stockholders of the Issuer, the Filers voted all 580,275 of shares of Common Stock they beneficially owned in favor of the Merger, pursuant to which stockholders of the Issuer would receive $12.50 in cash per share of Common Stock. The consummation of the Merger on February 5, 2004 resulted in the Filers beneficially owning no shares of Common Stock of the Issuer, thereby terminating the reporting obligation of the Filers under Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The response to Item 5 is hereby amended and restated in its entirety as follows:

(a) - (c) As of February 9, 2004, the Filers beneficially owned the shares of Common Stock of the Issuer set forth in the following table:

                                                             APPROXIMATE
                                            NUMBER OF        PERCENTAGE OF
              NAME                          SHARES           OUTSTANDING SHARES
              ----                          ------           ------------------
              Partnership                   0*               0.0%


                              (Page 5 of 7 Pages)

              LLC                           0**              0.0%
              Mr. Jones                     0                0.0%

         * Mr. Jones and the LLC each holds an indirect beneficial ownership interest in these shares of Common Stock directly beneficially owned by the Partnership.

         ** Mr. Jones holds an indirect beneficial interest in these shares of Common Stock indirectly beneficially owned by the LLC.

         The LLC is the sole general partner of the Partnership and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership beneficially owns. The LLC, as the sole general partner of the Partnership has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership beneficially owns.

         Mr. Jones is the sole manager of the LLC and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the LLC beneficially owns. Mr. Jones, as the sole manager of the LLC has the sole power to direct the voting and disposition of the shares of Common Stock that the LLC beneficially owns.

         Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment No. 1 for each of the Filers assumes that they have not formed a group for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder.

         The filing of this Amendment No. 1 and any future amendment by any of the Filers shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

         To the best knowledge of the Filers, except as described in this Amendment No. 1, none of the Filers , any person in control (ultimately or otherwise) of the Filers, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock. During the sixty days prior to February 5, 2004, none of the Filers engaged in any transactions in Common Stock except for Mr. Jones, who had disposed of as gifts, 100 shares of Common Stock on December 10, 2003 and 125 shares of Common Stock on December 18, 2003.

         (d) No person, other than each of the Filers, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) On February 5, 2004, the Filers ceased to be the beneficial owners of more than five percent of the outstanding Common Stock of the Issuer.


                              (Page 6 of 7 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:  February 9, 2004

                            NORTH STAR PARTNERS, L.P.

                            By:    NS Advisors, LLC, general partner

                                   By:/s/ Andrew R. Jones
                                      ------------------------------------------
                                       Andrew R. Jones, Manager



                            NS ADVISORS, LLC

                                   By: /s/ Andrew R. Jones
                                      ------------------------------------------
                                       Andrew R. Jones, Manager

                                      /s/ Andrew R. Jones
                                      ------------------------------------------
                                       Andrew R. Jones, Individually


                              (Page 7 of 7 Pages)